February 3, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:	Vishay Precision Group, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 24, 2011

Dear Mr. Vaughn:

We are filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comments of the staff of the Corporate Finance Division (the “Staff”) of the Commission set forth in its letter dated January 10, 2012, relating to the above referenced filings of Vishay Precision Group, Inc. (“VPG” or the “Company”). For your convenience, the Staff’s comment has been restated below in its entirety in bold, with the response set forth immediately below the comment.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to portions of the response to Comment 1. Such response is being provided to the Staff in its entirety, with redacted portions underlined and italicized, in hard copy under separate cover along with the request for confidential treatment. Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

* * * * *

Form 10-K for the Year Ended December 31, 2010
     Index to Combined and Consolidated Financial Statements, page F-1
          Note 15 Segment and Geographic Data, page F-45

1.

We note your response to prior comment 2 and that you aggregate four operating segments into two reporting segments. We further note from your response that your CODM evaluates the performance of its operating segments and reporting segments based upon discrete financial information, specifically variable margin and revenues. We finally note from your disclosure on page F-45 of your Form 10-K that you evaluate the performance of your reportable segments based upon revenues, gross margin, and operating income exclusive of certain items. Giving consideration to paragraph 280-10-50-11 of the FASB Accounting Standards Codification, please address the following comments.

  Please explain to us why your CODM utilizes different performance measures to evaluate operating segment performance and reportable segment performance. Within your discussion, please clarify to us the performance measures that your CODM utilizes at the operating segment level versus the reportable segments level and your underlying basis for utilizing different performance measures, to the extent applicable.

  Please explain to us why you did not disclose variable margin, which appears to be your measure of profit or loss, for each of your reportable segments, pursuant to paragraph 280-10-50-22 of the FASB Accounting Standards Codification.

  Please provide us with additional quantitative analysis that demonstrates that your four operating segments have similar economic characteristics and can be aggregated into two reportable segments utilizing the other performance measures outlined in your response and disclosures such as revenue, gross margin, and operating income exclusive of certain items.

Response: Our CODM does not use different performance measures to evaluate operating segment performance and reporting segment performance. Our CODM reviews multiple performance measures – including revenues, gross margins, operating margins exclusive of certain items and variable margins – at the operating and reporting segment levels to analyze performance. In our response letter, dated December 28, 2011, to the Staff’s prior comments we focused in particular on a comparison of variable margins as this particular financial metric demonstrated most clearly the economic similarity of the operating segments within each of our reporting segments as it was not impacted by certain temporary phenomena taking place at one or another operating segment that caused fixed expenses to vary on a short-term basis.

Paragraph 280-10-50-22 of the FASB Accounting Standards Codification (the “ASC”) requires that an issuer disclose “a measure of profit or loss and total assets” with respect to each reportable segment. Pursuant to this standard, and in keeping with our historical practice (including our practice prior to the spin-off from Vishay Intertechnology, Inc. in July 2010), we have disclosed in our periodic reports gross margins for each reporting segment as the measure of profit and loss in compliance with the ASC. We have also disclosed revenues for each reporting segment, as a component of gross margin –our selected measure of profit and loss –in accordance with paragraph 280-10-50-22 of the ASC, and we have additionally disclosed operating margin (exclusive of certain items) for each reporting segment as an additional measure of profit and loss reviewed by our CODM.

We do not disclose variable margin in our Form 10-K because it is not our primary measure of profit or loss. Furthermore, and in accordance with paragraph 280-10-50-28 of the ASC, variable margin is not the measure of profit or loss which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in our consolidated financial statements. We believe that the performance measures that we disclose in the Form 10-K provide the requisite information to enable users of our financial statements to understand and evaluate segment performance.

We have provided below historical information on the operating segments comprising our Foil Technology Products reporting segment for the years ended December 31, 2008, 2009, 2010, and 2011, covering revenues, gross margin and operating margin exclusive of certain items, which, as prescribed by paragraph 280-1-50-22 of the ASC and as discussed above, are our measures of profit and loss.

Foil Technology Products:

          Revenues:

	2008	2009	2010	2011
				(preliminary)
Foil Resistors	[***]	[***]	[***]	[***]
Strain Gage	[***]	[***]	[***]	[***]

          Gross Margin:

	2008	2009	2010	2011
				(preliminary)
Foil Resistors	[***]	[***]	[***]	[***]
Strain Gage	[***]	[***]	[***]	[***]

          Operating Margin, exclusive of certain items:

	2008	2009	2010	2011
				(preliminary)
Foil Resistors	[***]	[***]	[***]	[***]
Strain Gage	[***]	[***]	[***]	[***]

We consider operating segments to be economically similar when there is a relative difference of 10% or less between economic characteristics of the segments, and that difference is expected to endure, barring any unusual circumstances that might result in a short-term increase in the percentage difference.

We note that in reviewing gross margins – our primary measure of profit and loss disclosed in the Form 10-K pursuant to paragraph 280-10-50-22 of the ASC – the 2010 and preliminary 2011 results are within this 10% range. Indeed, 2010 gross margins are within 2% and 2011 gross margins are within 7%. Based on our budgeting and forecasts, we expect that gross margins for these operating segments will continue to be within 10% of one another for the foreseeable future. We also note that revenues in these two operating segments have followed a consistent trend, decreasing in 2009 as a result of the global economic recession, and thereafter showing strong improvement in both 2010 and 2011.

Based on our analysis of gross margins (our primary measure of profit and loss) as well as revenue and variable margin, we believe that the strain gage and foil resistor operating segments are economically similar on a quantitative basis. Further, we believe that when this economic similarity is considered in conjunction with the discussion of qualitative similarity presented in our prior response letter, we believe these operating segments are properly aggregated into the Foil Technology Products reporting segment in accordance with paragraph 280-10-50-11 of the ASC.

Weighing Modules and Control Systems

Based on our ongoing analysis of our financial data and forecast estimates, we have determined that it would be appropriate to disaggregate our Weighing Modules and Control Systems reporting segment into two distinct reporting segments: “Force Sensors,” which will consist of our operating segment formerly known as Transducers/Load Cells, and “Weighing and Control Systems,” which will consist of our operating segment formerly known as Weighing Systems. Accordingly, we will disclose three reporting segments prospectively, beginning with our annual report on Form 10-K for the fiscal year ended December 31, 2011 and we will restate our segment information for earlier periods as required by paragraph 280-10-50-34 of the ASC to reflect three segments.

  Please explain to us in more detail why you believe that a difference of less than a certain threshold percentage as outlined in your response is a reasonable benchmark for determining that your operating segments are economically similar and can be aggregated.

Response: In determining whether it is appropriate to aggregate our operating segments as discussed above, we assess whether our operating segments meet the requirement of economic similarity based on both qualitative and quantitative criteria. With respect to the quantitative analysis outlined above and in our prior response letter, we considered and applied paragraph 280-10-50-11 of the ASC, which notes that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if such segments’ economic characteristics were similar.

We acknowledge that there is no “bright line” test to distinguish between similar and dissimilar performance metrics, that other factors should be considered before concluding that a difference above 10% would preclude aggregation, and that the aggregation determination necessarily requires management to make a judgment regarding the data it reviews. We have established an internal benchmark for determining similarity of economic characteristics of operating segments at a 10% relative difference because we believe that operating segments whose performance measures reflect a relative difference of 10% or less may be expected to have similar long-term financial performance prospects such that reporting these segments separately would not enhance the ability of a user of our financial statements to better understand such segments’ performance or our overall performance. We may allow a departure from the 10% range for a limited period of time without requiring the disaggregation of operating segments within a single reporting segment where we identify specific factors that resulted in the departure and we conclude that these factors are not indicative of the long term operating results of the business.

  In order to assist us in evaluating your segment presentation, please provide us with a sample of the reporting package that you provide to your CODM.

Response: Please find attached as Exhibit A hereto a sample of the reporting package provided to the CODM.

* * * * *

Additionally, as requested by the Staff, VPG makes the following representations:

  VPG is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
  VPG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 484-321-5300 if you have any questions regarding this letter.

Very Truly Yours,

/s/ William M. Clancy
William M. Clancy
Executive Vice President and Chief Financial Officer
Vishay Precision Group, Inc.

EXHIBIT A
CODM PACKAGE

[***].